ING

May 16, 2006

VIA CERTIFIED MAIL/RETURN RECEIPT REQUESTED

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Filing pursuant to Section 33 of the Investment Company Act of 1940, as amended, by ING Equity Trust (1940 Act No. 811-8817).

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, as amended, we hereby file on behalf of ING Equity Trust, a copy of a "Stipulation and Agreement of Settlement" in *ING Principal Protection Funds Derivative Litigation* and *Case No. 03-12198-JLT in the litigation pending in the United States District Court, District of Massachusetts.*

Sincerely,

Paul A. Caldarelli
Counsel
ING U.S. Legal Services

cc: Huey P. Falgout, Esq.
ING Investments, LLC

Jeffrey S. Puretz, Esq.
Dechert LLP

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

ING PRINCIPAL PROTECTION FUNDS DERIVATIVE LITIGATION	)	Master File No. 03-12198-JLT Judge Joseph L. Tauro

STIPULATION AND AGREEMENT OF SETTLEMENT

This Stipulation and Agreement of Settlement (the "Stipulation" or "Settlement Agreement") is submitted pursuant to the Federal Rules of Civil Procedure. Subject to the approval of the Court, this Stipulation is entered into among plaintiffs Walter Price, Heidi Hedlund and Medea Palandjian ("Plaintiffs"), nominal defendants ING Principal Protection Fund ("Fund I"), ING Principal Protection Fund II ("Fund II") and ING Principal Protection Fund IV ("Fund IV") (collectively, the "Settling Funds"), defendants ING Investments, LLC ("ING Investments"), ING Investment Management Co. ("ING Investment Management"), ING Funds Distributor, Inc. ("ING Distributor") (collectively, the "ING Defendants"), and the individual defendants named in the Action, as defined in Paragraph 17(a) below (the "Trustee Defendants"), by and through their respective counsel.

WHEREAS:

The Parties

1. The Settling Funds, nominal defendants in this action, are open-end investment companies held by the ING Equity Trust and registered with the Securities and Exchange Commission (the "SEC") under the Investment Company Act of 1940, as amended, 15 U.S.C. §§ 80a-1 *et seq*. (the "Investment Company Act"), of the type commonly known as principal protected funds;

2. ING Investments is the investment adviser to the Settling Funds, pursuant to certain agreements between ING Investments and ING Equity Trust;

3. ING Investment Management is the sub-adviser to the Settling Funds pursuant to certain agreements between ING Investment Management and ING Investments;

4. ING Distributor is the Settling Funds' distributor pursuant to certain agreements between ING Distributor and ING Equity Trust;

5. The Trustee Defendants are or were trustees of the ING Equity Trust;

6. Plaintiffs Price and Hedlund are trustees of the Heidi Hedlund and Walter Price Revocable Living Trust dated December 24, 2000 (the "Hedlund/Price Trust"). The Hedlund/Price Trust is a shareholder of Fund I. Plaintiff Medea Palandjian is a shareholder of Fund II and Fund IV;

The Litigation

7. In this action, the Plaintiffs purported to assert derivative claims and claims under Section 36(b) of the Investment Company Act on behalf of the Settling Funds against the ING Defendants and the Trustee Defendants;

8. On November 7, 2003, plaintiffs Price and Hedlund filed a derivative complaint in this Court titled *Walter Price and Heidi Hedlund, Trustees, Heidi Hedlund and Walter Price Revocable Living Trust D/T/D, 12/24/00, derivatively on behalf of ING Principal Protection Fund* vs. *ING Funds Distributor, LLC, ING Investments, LLC, Aeltus Investment Management Inc., and ING Principal Protection Fund* (the "First Complaint") alleging that, under Massachusetts law and Section 36(b) of the Investment Company Act, (i) ING Distributor breached its fiduciary duties to Fund I and its shareholders by charging distribution fees in violation of Rule 12b-1 of the Investment Company Act, and (ii) ING Investments and ING

Investment Management breached their fiduciary duties to Fund I and its shareholders by charging excessive advisory fees in violation of Section 36(b) of the Investment Company Act;

9. On December 17, 2003, plaintiff Palandjian filed a derivative complaint in this Court titled *Medea Palandjian, derivatively on behalf of ING Principal Protection Fund II and ING Principal Protection Fund IV vs. ING Funds Distributor, LLC, ING Investments, LLC, Aeltus* Investment *Management Inc., ING Principal Protection Fund II and ING Principal Protection Fund IV* (the "Second Complaint") alleging that under Massachusetts law and Section 36(b) of the Investment Company Act, (i) ING Distributor breached its fiduciary duties to Fund II, Fund IV and their shareholders by charging distribution fees in violation of Rule 12b-1 of the Investment Company Act, and (ii) ING Investments and ING Investment Management breached their fiduciary duties to Fund II, Fund IV and their shareholders by charging excessive advisory fees in violation of Section 36(b) of the Investment Company Act;

10. On March 31, 2004, Plaintiffs filed a Consolidated Amended Derivative Complaint, consolidating and amending the First Complaint and the Second Complaint;

11. On July 30, 2004, Plaintiffs filed a Second Consolidated Amended Derivative Complaint (the "Complaint"), adding the Trustee Defendants as parties and alleging that the Trustee Defendants breached their fiduciary duties under Massachusetts law to the Settling Funds and their shareholders by approving payment by the Funds of distribution fees in violation of Rule 12b-1 of the Investment Company Act and excessive advisory fees in violation of Section 36(b) of the Investment Company Act;

12. Pursuant to the Memorandum and Order, dated May 9, 2005, the Court dismissed all claims asserted in the Complaint against the Trustee Defendants and Defendant ING Distributor. The Court also dismissed all claims asserted in the Complaint against

Defendants ING Investments and ING Investment Management, except the claims alleging violations of Section 36(b) of the Investment Company Act;

13. The parties have engaged in extensive discovery, including numerous depositions and substantial document discovery involving more than 85,000 pages of documents;

14. The ING Defendants and the Trustee Defendants dispute liability for any of the claims asserted in the Complaint, deny they or any of them have engaged in any wrongdoing or have any liability to Plaintiffs or others in connection with the claims asserted in the Action, and state that nothing in this Stipulation shall be deemed an admission of any wrongdoing or liability;

Settlement Negotiations

15. To avoid the expense, uncertainty, and disruption of further litigation, the parties, through their counsel, have engaged in arms-length settlement negotiations and have agreed to a compromise and settlement of the Action, as set forth herein; and

16. Plaintiffs have determined that it would be in the best interests of the Settling Funds and their shareholders to resolve this Action based on the terms and provisions of this Stipulation, and that the terms and provisions of this Stipulation are fair, reasonable and adequate to Plaintiffs;

NOW, THEREFORE, IT IS HEREBY STIPULATED AND AGREED by and among the parties, acting through their respective attorneys, that this Action, and each and every claim embraced within the scope of the Complaint, or which might have been alleged by reason of any matter or transaction referred to in the Complaint, or which arises out of or under the facts and circumstances set forth therein, shall be dismissed on the merits with prejudice and be settled, subject to the approval of the Court pursuant to the Federal Rules of Civil Procedure, upon the following terms and conditions:

Definitions

17. As used in this Stipulation, the following terms, not otherwise defined above, shall have the following meanings:

a. "Action" means the civil actions originally filed on November 7, 2003 and December 17, 2003, titled *Walter Price and Heidi Hedlund, Trustees, Heidi Hedlund and Walter Price Revocable Living Trust D/T/D. 12/24/00, derivatively on behalf of ING Principal Protection Fund vs. ING Funds Distributor, LLC, ING Investments, LLC, Aeltus Investment Management Inc., and ING Principal Protection Fund*; and *Medea Palandjian, derivatively on behalf of ING Principal Protection Fund II and ING Principal Protection Fund IV vs. ING Funds Distributor, LLC, ING Investments, LLC, Aeltus Investment Management Inc., ING Principal Protection Fund II and ING Principal Protection Fund IV*, respectively, as consolidated, and currently pending in the United States District Court for the District of Massachusetts, captioned *In re ING Principal Protection Funds Derivative Litigation*, Master File No. 03-12198-JLT.

b. "Defendants" means the ING Defendants and the Trustee Defendants.

c. "Defendants' Counsel" means Milbank, Tweed, Hadley & McCloy LLP (counsel for the ING Defendants) and Kirkpatrick & Lockhart Nicholson Graham LLP (counsel for the Trustee Defendants).

d. "Effective Date" means the first full day after the expiration of time to seek review of the Final Order and Judgment approving the Settlement Agreement, whether by appeal or petition for writ of certiorari, if review thereof has not been sought. If review has been sought, "Effective Date" shall mean the first full day after such review shall have been finally determined or disposed of in such manner as to permit the consummation of the Settlement Agreement.

e. "Final Approval Hearing" shall have the meaning set forth in paragraph 23(a) below.

f. "Final Order and Judgment" means a final order and judgment substantially in the form annexed hereto as Exhibit C, as set forth in paragraph 25 below.

g. "Guarantee Period" shall have the meaning set forth in the prospectuses for each of the Settling Funds.

h. "Index Plus Large Cap Period" means the period commencing after the end of the Guarantee Period as defined in the prospectuses for each of the Settling Funds.

i. "Index Plus Large Cap Period Commencement Date" for each of the Settling Funds is as follows:

FUND	INDEX PLUS LARGE CAP PERIOD COMMENCEMENT DATE
ING Principal Protection Fund	October 12, 2006
ING Principal Protection Fund II	February 1, 2007
ING Principal Protection Fund IV	October 9, 2007

j. "Plaintiffs' Counsel" means the law firm of Shapiro Haber & Urmy, LLP.

k. "Preliminary Approval Order" means an order substantially in the form annexed hereto as Exhibit A, as set forth in paragraph 23 below.

l. "Settlement" means the settlement contemplated by this Settlement

Agreement.

m. "Shareholder" means a shareholder of record of the Settling Funds as of the fourteenth (14th) day following the entry of the Preliminary Approval Order.

Scope and Effect of Settlement

18. Within twenty-five (25) days of the Effective Date, Defendants ING Investments and ING Investment Management, together, shall make an aggregate payment to the Settling Funds in the amount of one million five hundred thousand ($1,500,000) dollars to be allocated and deposited into each of the Settling Funds as follows:

a. Fund I: $241,820;

b. Fund II: $502,489;

c. Fund IV: $755,691.

19. In addition, Defendants ING Investments and ING Investment Management agree to reduce, subject to Court approval of the Settlement, the combined advisory and subadvisory fee charged to each of the Settling Funds during the Index Plus Large Cap Period for each of the respective Settling Funds from .60% of the average daily net asset value of each of the Settling Funds to .45% of the average daily net asset value of each of the Settling Funds. Defendants ING Investments and ING Investment Management agree, subject to Court approval of the Settlement, that they will not charge to a Settling Fund a combined advisory and subadvisory fee greater than .45% of the average daily net asset value of that Settling Fund for a period of ten years from the Index Plus Large Cap Period Commencement Date for that Settling Fund. The trustees of the ING Equity Trust have voted to enter into the Settlement Agreement, subject to Court approval.

20. Defendants ING Investments and ING Investment Management agree that the reduction in fees charged to the Settling Funds during their respective Index Plus Large Cap

Periods are not recoverable pursuant to any expense limitation agreements or any other mechanism (including the raising of any other existing fees under any other existing agreements between the Settling Funds and the Defendants or affiliates of the Defendants).

21. Nothing herein shall prohibit ING Investments and/or ING Investment Management from agreeing to provide additional services to the Settling Funds (over and above the services presently provided by ING Investments and ING Investment Management) and to charge the Settling Funds additional reasonable fees for such additional services.

22. Nothing herein shall prohibit the liquidation or termination of any or all of the Settling Funds, or the disposition by any or all of the Settling Funds of all or any part of its or their assets, or the transfer, assignment or termination by any or all the Settling Funds, ING Investments or ING Investment Management of the Investment Management Agreement or Sub-Advisor Agreement or the relationship between any of them, or the merger of any of the Settling Funds with any other investment company; provided, however, that if a Settling Fund is merged with any other investment company that charges a combined advisory and subadvisory fee of more than .45% of the average daily net asset value, the total expense ratio charged by the combined entity shall not be greater than the total expense ratio charged by the Settling Fund, and the nature of the services provided by the ING Defendants to the combined entity shall be the same or greater than the services provided by the ING Defendants to the Settling Fund.

Preliminary Approval of the Settlement and Notice to Shareholders

23. Promptly upon the execution of the Settlement Agreement, Plaintiffs' Counsel and Defendants' Counsel shall request the scheduling of a hearing or conference for the purpose of obtaining the Court's preliminary approval of the Settlement Agreement and seeking the entry of an Order substantially in the form annexed hereto as Exhibit A:

a. Scheduling a hearing to determine the fairness, reasonableness, and adequacy of the Settlement (the "Final Approval Hearing") and whether the Settlement should be approved, and to determine the amount of the fees and disbursements to be paid to Plaintiffs' Counsel;

b. Requiring that at least forty-five (45) days prior to the Final Approval Hearing, Defendants ING Investments and ING Investment Management shall cause to be sent notice of the Settlement and the Final Approval Hearing, substantially in the form annexed hereto as Exhibit B ("Notice"), be mailed, postage prepaid, to each Shareholder of the Settling Funds; and

c. Providing that any Shareholder who objects to the approval of the Settlement Agreement may file written objections and appear at the Final Approval Hearing to show cause why the Settlement should not be approved as fair, reasonable, and adequate and a judgment entered thereon, or why attorneys' fees and disbursements should not be awarded in such amount as requested by Plaintiffs' Counsel; provided, however, that no person other than a party to this Settlement Agreement shall be heard and no papers or briefs submitted by any Shareholder shall be received or considered by this Court (except if the Court in its discretion shall otherwise direct) unless, at least ten (10) days prior to the date fixed for the Final Approval Hearing, notice of intention to appear and copies of all papers and briefs proposed to be submitted at the hearing shall be served upon (i) James N. Benedict, Milbank, Tweed, Hadley & McCloy LLP, 1 Chase Manhattan Plaza, New York, New York 10005, (ii) Jeffrey B. Maletta, Kirkpatrick & Lockhart Nicholson Graham LLP, 1601 K Street, N.W., Washington, DC 20036, and (iii) Edward F. Haber, Shapiro Haber & Urmy LLP, 53 State Street, Boston, Massachusetts

02109, and shall be filed with the Clerk of the United States District Court for District of Massachusetts.

24. Defendants ING Investments and ING Investment Management shall bear the reasonable costs and expenses of notifying Shareholders of the terms of the Settlement Agreement, including, without limitation, the costs of identifying Shareholders of the Settling Funds to whom the Notice to Shareholders is required to be sent, and of printing, addressing, and mailing the Notice to Shareholders. Defendants ING Investments and ING Investment Management shall cause the Notice to Shareholders to be addressed and mailed to shareholders of the Settling Funds or their designated representatives in the same manner as ING Investments and ING Investment Management arranges for communications to be addressed and mailed to such shareholders in the ordinary course of business. Defendants ING Investments and ING Investment Management shall bear such notice costs whether or not the Settlement is approved by the Court. Defendants ING Investments and ING Investment Management shall bear no liability for any Shareholder's failure to receive the Notice.

Final Order and Judgment

25. If the Settlement Agreement is approved by the Court, a final order and judgment shall be entered substantially in the form annexed hereto as Exhibit C:

a. Approving the Settlement Agreement, adjudging the terms thereof to be fair, reasonable, and adequate, directing the consummation of the Settlement Agreement in accordance with its terms and provisions, and ordering the parties to comply with the undertakings set forth in the Settlement Agreement;

b. Dismissing the Action on the merits, without costs to any party, and with prejudice as to the Settling Funds and all of their shareholders, past, present, and future, and forever barring and enjoining the Settling Funds and their shareholders from time to time, whether or not they have appeared in this Action, from asserting in any jurisdiction any claim or cause of action on behalf of or against the Defendants which was asserted or could have been asserted in this Action by reason of the facts, the matters, or the transactions referred to in the Complaint, or which arises out of, by reason of, or in connection with any of the facts, the matters, or the transactions set forth or referred to in the Complaint;

c. Approving releases in the forms annexed hereto as Exhibits D and E to be executed by an officer of each Settling Fund on behalf of such Settling Fund in favor of (i) the Trustee Defendants and each of their respective heirs, administrators, executors, successors, and assigns and (ii) the ING Defendants and their affiliates, including predecessors, successors, assigns, parents, and subsidiaries, and all persons or entities acting on behalf of the ING Defendants and their affiliates, including present and former officers, directors, trustees, employees, partners, agents, and shareholders, and each of their respective heirs, administrators, executors, successors, and assigns, against all claims which were asserted or could have been asserted in the Action on behalf of the Settling Funds;

d. Fixing the amount payable to Plaintiffs' Counsel as and for their attorneys' fees and expenses; and

e. Retaining jurisdiction of the Action for the purpose of any application or proceeding concerned with the interpretation, implementation, or consummation of the Settlement Agreement and the Court's final judgment thereon.

Attorney's Fees

26. Subject to court approval, Defendants ING Investments and ING Investment Management will pay Plaintiffs' Counsel, Shapiro Haber & Urmy LLP, $2,200,000 for attorneys' fees and $75,000 for expenses in connection with the prosecution of this action on behalf of the Plaintiffs and the Settling Funds. In no event shall Defendants ING Investments and ING Investment Management's obligation to pay Plaintiffs' Counsel's attorneys' fees exceed $2,200,000. In no event shall Defendants ING Investments and ING Investment Management's obligation to pay Plaintiffs' Counsel's expenses exceed $75,000. Defendants will not oppose Plaintiffs' Counsel's application for attorneys' fees of $2,200,000 and for reimbursement of expenses of $75,000 in connection with the prosecution of this action. None of the attorneys' fees awarded to Plaintiffs' Counsel or expenses incurred by Plaintiffs' Counsel shall be paid by the Settling Funds or reimbursed to Defendants ING Investments and ING Management by the Settling Funds. The amount of any such fees and expenses awarded by the Court shall be paid within twenty-five (25) days of the Effective Date of the Settlement.

Miscellaneous Provisions

27. Within fifteen (15) days after the Effective Date, the Settling Funds shall execute and deliver to the ING Defendants and the Trustee Defendants releases in the forms annexed as Exhibits D and E, respectively, which releases shall become effective upon the payment set forth in paragraph 18 above.

28. Plaintiffs, the ING Defendants and the Trustee Defendants make no representations concerning any tax consequences resulting from the Settlement.

29. It is expressly understood that the Settlement Agreement and any proceedings in connection therewith are not, and shall not be construed or invoked by any person to be, an admission by Defendants or any of them of any liability or wrongdoing with respect to any of the facts or claims alleged in or arising out of the subject matter of the Complaint, or as an

admission by Plaintiffs of a lack of merit to their contentions; nor shall this Settlement Agreement or any of its terms or the negotiations or proceedings connected with it be offered or received in evidence as an admission of wrongdoing on the part of Defendants or any liability therefor.

30. If the Settlement Agreement is not finally approved by the Court, as provided herein, or if the order of approval is finally reversed on appeal, or if the Settlement Agreement fails to become effective for any reason, the Settlement Agreement shall be null and void for all purposes, and except as otherwise expressly provided, the parties shall proceed in all respects as if this Settlement Agreement and any related orders had not been entered.

31. All negotiations, transactions, and proceedings connected with the Settlement Agreement, whether or not consummated shall not be deemed or construed to be evidence (including, without limitation, any document or writing whatsoever created in connection with the Settlement Agreement or the negotiations or deliberations connected with it) or admission of wrongdoing of any kind on the part of Defendants or any liability therefor (which is expressly denied), and shall not be used directly or indirectly in any way either in this Action, or in any other action or proceeding before any court or agency.

32. This Stipulation may not be modified or amended, nor may any of its provisions be waived, except by a writing signed by all parties hereto or their successors-in-interest.

33. The waiver by one party of any breach of this Stipulation by any other party shall not be deemed a waiver of any other prior, contemporaneous or subsequent breach of this Stipulation.

34. The parties agree that they will not issue any press releases regarding the Settlement, without the consent of the other parties. It is agreed that Plaintiffs' Counsel may post the Stipulation and other settlement documents on the website of the law firm of Shapiro, Haber & Urmy, LLP, and it is also agreed that the ING Defendants may disclose any and all terms of the Settlement in order to comply with any disclosure obligations they have under federal or state law.

35. This Stipulation and its exhibits constitute the entire agreement among the parties hereto concerning the settlement of the Action, and no representations, warranties or inducements have been made by any party hereto concerning this Stipulation and its exhibits other than those contained and memorialized in such documents.

36. This Stipulation may be executed in one or more counterparts. All executed counterparts and each of them shall be deemed to be one and the same instrument provided that counsel for the parties to this Stipulation shall exchange among themselves original signed counterparts.

37. This Stipulation shall be governed by the laws of the Commonwealth of Massachusetts.

Dated: April __, 2006

Respectfully submitted,

By the Attorneys for the Plaintiffs

/s/ Edward F. Haber
Edward F. Haber (BBO #215620)
Michelle H. Blauner (BBO # 549049)
SHAPIRO HABER & URMY LLP
53 State Street, 37th Floor
Boston, MA 02109
(617) 439-3939

By the Attorneys for the Defendants ING Investments, LLC, ING Investment Management Co. and ING Funds Distributor, Inc.

/s/ Thomas A. Arena
James N. Benedict
Thomas A. Arena
Stacey J. Rappaport
MILBANK, TWEED, HADLEY & MCCLOY LLP
One Chase Manhattan Plaza
New York, NY 10005-1413
(212) 530-5000

Sean T. Carnathan, Esq. (BBO #636889)
QUIGLEY, O'CONNOR & CARNATHAN, LLC
30 Rowes Wharf
Boston, MA 02110
(617) 292-2520

By the Attorneys for the Trustee Defendants

/s/ Jeffrey B. Maletta
Jeffrey B. Maletta
KIRKPATRICK & LOCKHART NICHOLSON GRAHAM LLP
1601 K Street, N.W.
Washington, DC 20006
(202) 778-9000

Wm. Shaw McDermott
KIRKPATRICK & LOCKHART NICHOLSON GRAHAM LLP
State Street Financial Center
One Lincoln Street
Boston, MA 02111
(617) 261-3100

By the Attorneys for the Nominal Defendants
ING Principal Protection Fund, ING Principal Protection Fund II,
and ING Principal Protection Fund IV

/s/ Michael W. McTigue Jr.
Michael W. McTigue Jr.
Drinker Biddle & Reath LLP
One Logan Square
18th & Cherry Streets
Philadelphia, PA 19103-6996
(215) 988-2700